Morgan Creek Energy Corp.
                                                    5050 Quorum Drive, Suite 700
                                                             Dallas, Texas 75254


                                                                  August 6, 2008


Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Joanna Lam


           Re:  Morgan Creek Energy Corp. (the "Company")
                Form 10-KSB for the fiscal year ended December 31, 2007 Filed March 28, 2008
                File No. 000-52139


Dear Ms. Lam:

On behalf of the Morgan Creek Energy Corp. (the "Company"), we hereby respond to the Staff's comments raised in its July 22, 2008 letter (the "Comment Letter"). For ease of reference, the Staff's comments are reproduced below in their entirety, and the Company's response immediately follows.

FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE 34,

1. We note that the audit opinion of Dale Matheson Carr-Hilton Labonte LLP, The predecessor auditor, covers your financial statements as of and for the years ended December 31 2006 and 2005 and for the period from inception (October 19, 2004) to December 31, 2006. We also note that De Joya Griffith & Company, LLC, the successor auditor, covers your financial statements as of and for the year ended December 31, 2007 and states in its opinion that "... in so far as it relates to the amounts included in the year ended
     December 31 2006, is based solely on the report of other auditors." However, it does not refer to the report other auditor in expressing its opinion. In additional, its opinion only covers your financial statements as of and for the year ended December 31, 2007, with no reference to the period from inception (October 19, 2004) to December 31, 2007. If the successor auditor relies on the report of the predecessor auditor in expressing its opinion, the successor auditor should follow the reporting guidance in AU Section 543.09. If the financial statements for the cumulative period are not audited, these should be clearly marked as unaudited. Otherwise, these should be referred to in the auditor's report. A revised report from successor auditor would be appropriate.


We acknowledge the Commission's comment. Our Independent Accountants' have revised their "Report of Independent Registered Public Accounting Firm". The revised audit opinion will be included in our 2007 Form 10-KSB/A to be filed concurrently with this letter.

DISCLOSURE CONTROLS AND PROCEDURES, PAGE 50

2. It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filled an annual report for the prior fiscal year, it appear you are required to report on your management's assessment of internal control over financial reporting. If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.


The Company will make revisions to the Form 10-K which will be filed on our 2007 Form 10KSB/A and other future filings in accordance with the Staff's comment. The Company has attached hereto as Exhibit A the verbiage it intends to use in such filings in response to the Staff's comment.

3. We note that you disclosure on page 50 that your disclosure controls and procedures were not effective as of December 31, 2007. However, you disclose on page 51 that your disclosure control and procedures were effective as of December 31, 2007. Please resolve this inconsistency.


The Company will make revisions to the Form 10-K and other future filings in accordance with the Staff's comment. The Company has attached hereto as Exhibit A the verbiage it intends to use in such filings in response to the Staff's comment. ". The revised language will be included in our 2007 Form 10-KSB/A to be filed concurrently with this letter.


FORM 10-Q FOR THE FISCAL QUARTER ENDED MARCH 31, 2008

FINANCIAL STATEMENTS

NOTE 4 STOCKHOLDERS' EQUITY/DEFICIT, PAGE 10

4. We note that number of warrants presented in your table do not appear to reflect that effect of you stock split. This presentation is not consistent with having retroactively adjusted the share activity to reflect the stock split as required. Similarly, the number of restricted shares of your restricted common stock mentioned on page 17 under "Material Commitments" section of the " Management's Discussion and Analysis of Financial Control or Plan of Operation" do not appear to reflect the effect of your reverse stock split. We ordinarily expect all shares and per share references in the filing to be adjusted in a manner that is consistent with the financial presentation required under paragraph 54 SFAS 128 and SAB Topic 4:C.


We acknowledge the Commission's comment. The number of warrants presented in the table has been changed to reflect the effect of the stock split appropriately. Additionally, the number of restricted shares of our restricted common stock mentioned on page 17 under "Material Commitments" section of the "Management's Discussion and Analysis of Financial Condition or Plan of Operation" has been adjusted to properly reflect the effect of our reverse stock split. The changes will be included in our 2008 Form 10-Q/A to be filed concurrently with this letter.


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


DISCLOSURE CONTROLS AND PROCEDURES, PAGE 18

5. We note your statement that there have been no changes in your internal control over financial reporting DURING THE NINE-MONTH period ended March 31, 2008 that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please comply with
     Item 308(c) of Regulation S-B, which requires that you disclose any change in your INTERNAL CONTROL OVER FINANCIAL REPORTING that occurred DURING THE LAST FISCAL QUARTER that materially affected, or is reasonably likely to material affected your internal control over financial reporting.


We acknowledge the Commission's comment. We have revised our disclosure language in regards to controls and procedures as noted below:

ITEM 4.                       CONTROLS AND PROCEDURES


ITEM 4.   CONTROLS AND PROCEDURES.


The management of the Company, including the principal executive and financial officer, conducted and evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e) and 15d-15(e) as of March 31, 2008. Based on that evaluation, the principal executive and financial officer concluded that as of March 31, 2008, our disclosure controls and procedures were effective at the reasonable assurance level to ensure (i) that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) that information required to be disclosed in reports that we file or submit under the Exchange Act is accumulated and communicated to our management including our chief executive and financial officer, to allow timely decisions regarding required disclosure.

CHANGES IN INTERNAL CONTROLS

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal quarter ended March 31, 2008 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.


These changes will be included in our 2008 Form 10-Q/A to be filed concurrently with this letter.


Please contact the undersigned at 214-722-6490 with any questions or comments you may have with respect to the foregoing.


                                                    Very truly yours,


                                                    By: /s/ D. BRUCE HORTON
                                                        ___________________
                                                            D. Bruce Horton


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


                                   EXHIBIT A


ITEM 8A: CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES


     The  Company  has carried out an  evaluation  of the  effectiveness  of the design and operation of the Company's disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e) or 15d-15(e)) as of the end of the period covered by this Annual Report on Form 10-K. Based upon that evaluation, the Chief Executive Officer, President and Chief Operating Officer, and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective.


     The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to management, including the Chief Executive Officer, President and Chief Operating Officer, and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Management believes that key controls are in place and the disclosure controls are functioning properly as of December 31, 2007.


     In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, cannot provide absolute assurance of achieving the desired control objectives. In addition, because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.


CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING


     During the fourth quarter of 2007, no changes in the Company's internal control over financial reporting were identified in connection with the evaluation required by Exchange Act Rule 13a-15 or 15d-15 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.


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


REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING


     The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting in accordance with Exchange Act Rule 12a-15. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of the Company's financial reporting for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect the Company's transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of the Company's financial statements; providing reasonable assurance that receipts and expenditures are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company's financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of the Company's financial statements would be prevented or detected.


     Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in INTERNAL CONTROL -- INTEGRATED FRAMEWORK, issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2007.

     This annual report does not include an attestation report of the Company's registered public accounting firm, De Joya Griffith & Company, LLP regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Security and Exchange Commission that permit the Company to provide only management's report in this annual report.


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